UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2015

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 1-3880

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
(Full title of the Plan)

NATIONAL FUEL GAS COMPANY
(Name of issuer of the securities held pursuant to the Plan)

6363 Main Street, Williamsville, New York 14221
(Address of principal executive office)

REQUIRED INFORMATION

1.	Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.
See accompanying Index on next page.

2.	Signatures

3.	Exhibit

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

NATIONAL FUEL GAS COMPANY

TAX-DEFERRED SAVINGS PLAN

FOR NON-UNION EMPLOYEES

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page
Number
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for
Benefits at December 31, 2015 and 2014	3

Statements of Changes in Net Assets
Available for Benefits for the Years Ended
December 31, 2015 and 2014	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11
as of December 31, 2015

Report of Independent Registered Public Accounting Firm

To the Participants and
Tax-Deferred Savings Plan Committee
of the National Fuel Gas Company
Tax-Deferred Savings Plan for Non-Union Employees

We have audited the accompanying statements of net assets available for benefits of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

(Continued)

Report of Independent Registered Public Accounting Firm
(Continued)

The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ BONADIO & CO., LLP

Bonadio & Co., LLP
June 22, 2016
Amherst, New York

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2015 AND 2014

	December 31,
	2015	2014
Assets:

Investments at Fair Value	$273,878,163	$336,716,306

Receivables:
Notes Receivable from Participants	1,939,168	2,035,295

Employer Contributions	573,086	507,454

Dividends Receivable	73,970	69,614

Total Assets	276,464,387	339,328,669

Liabilities:

Dividends Payable to Participants	73,970	69,614

Net Assets Available for Benefits	$276,390,417	$339,259,055

The accompanying notes are an integral part of these financial statements.

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	December 31,
	2015	2014
Investment Income from National Fuel Gas Company ESOP Fund	$3,391,356	$3,341,381

Interest and Dividend Income	586,641	555,306

Investment Income from Mutual Funds	3,971,962	3,469,809

Total Investment Income	7,949,959	7,366,496

Net Appreciation (Depreciation) in Fair Value of Investments	(61,062,348)	4,456,428

Interest Income from Notes Receivable from Participants	89,947	88,188

Employer Contributions	6,613,351	5,954,562

Participant Contributions	9,196,833	8,986,046

Participant Purchase and Loan Fees	(3,440)	(3,820)

Rollovers and Other Individual Transfers In	1,033,537	76,620

Dividend Payments to Participants	(283,059)	(277,382)

Benefit Payments to Participants or Beneficiaries	(26,403,418)	(20,344,226)

Increase (Decrease) In Net Assets Available for Benefits	(62,868,638)	6,302,912

Net Assets Available for Benefits:
Beginning of Year	339,259,055	332,956,143

End of Year	$276,390,417	$339,259,055

The accompanying notes are an integral part of these financial statements.

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 1 - DESCRIPTION OF PLAN

General:

The following is a brief description of the National Fuel Gas Company Tax-Deferred Savings Plan For Non-Union Employees (the Plan) provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan was adopted July 26, 1984, effective as of July 1, 1984, and has been amended and restated since that time. It is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

During 2003, the Board of Directors of National Fuel Gas Company approved the merger of the National Fuel Gas Company Employees’ Thrift Plan (the “Thrift Plan”) into the Plan, in part, and into another plan, in part. Specifically, the account balances contained in the Thrift Plan’s Government Bond Fund and the Pooled Investment Contract Fund were merged into the Vanguard Total Bond Market Index Fund and the Vanguard Retirement Savings Trust, respectively, within the Plan. Former Thrift Plan participants have the option to move these funds into other investment options offered by the Plan and retain the same rights and features of the former Thrift Plan. Former Thrift Plan funds are kept separate from any funds that a participant invests directly into the Plan.

Effective July 1, 2003, an additional Retirement Savings Account benefit was provided to certain participants in the Plan. Participants should refer to the Plan document for more complete information.

Effective September 28, 2007, the Plan was amended such that the portion of the Trust invested in National Fuel Gas Company Stock Fund A and National Fuel Gas Company Stock Fund B is designated as an Employee Stock Ownership Plan (“ESOP”). The ESOP portion of the Plan is intended to be a stock bonus plan as defined in Treasury Regulations section 1.401-1(b)(1)(iii) and a non-leveraged employee stock ownership plan under the requirements of sections 401(a) and 4975(e) of the Internal Revenue Code. Cash dividends paid with respect to shares of stock held in the ESOP as of the record date for such dividends shall be, at the election of the participant or beneficiary, either (i) paid or distributed in cash to the participant or beneficiary, or (ii) paid to the applicable National Fuel Gas Company ESOP Fund and reinvested in National Fuel Gas Company common stock. Except with respect to hardship withdrawals, if a participant or beneficiary fails to make a proper election with respect to a dividend, the participant or beneficiary shall be deemed to have elected to have the dividend paid to the applicable National Fuel Gas Company ESOP Fund and reinvested in National Fuel Gas Company common stock.

Eligibility and Participation:

Originally, the Plan was established for the benefit of professional, administrative or executive (i.e., salaried) employees of National Fuel Gas Company and its participating subsidiaries (the Company). Persons who were salaried employees on July 1, 1984, were eligible to participate at that date. Effective on various dates since July 1, 1984, most non-union non-salaried employees of the Company became eligible to participate in the Plan. Eligible non-union employees may participate if they are at least 18, meet the service requirement and work at least 1,000 hours (or three continuous months of full-time employment). There are three groups of non-union employees who are eligible to participate in the Plan. Employer contributions vary by group and employee salary reduction contributions. Certain Plan participants who are at least 18, meet the service requirement and work at least 1,000 hours (or three continuous months of full-time employment), and whose first hour of service with the Company is credited on or after July 1, 2003 are eligible for the Retirement Savings Account benefit. Employees who are employed in the categories Customer Support Representative I or Customer Support Representative II, or who are employed as clerks in the Government Affairs Department, or as student clerks, student interns, or individuals whose employment is through a cooperative educational program, are not eligible to participate in the Plan. The Plan also contains an automatic enrollment feature.

Contributions:

Participants may direct the Company to reduce their base salaries by a specified full percentage that ranges from 2% to 50%. These salary reductions are subject to certain Plan and Internal Revenue Code limitations, and the Company remits them to the Plan Trustee on the participants' behalf. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis. In addition, the Company makes an employer matching contribution that ranges from 2% to 6% of the participant's base salary, depending on the employee group and rate of salary reduction contributions. Participants eligible for the Retirement Savings Account benefit receive a Company contribution of 3% or 4% of the participant’s compensation (in addition to any employer matching contributions under the Plan), depending on the participant’s years of service. The Company contribution in the Retirement Savings Account is participant directed and can be directed into any of the Plan’s investment options except for the Common Stock of National Fuel Gas Company.

"Base salary" is defined in the Plan generally to mean a participant's base annual salary for a payroll period. An individual participant's salary reduction contributions to the Plan are subject to ceilings imposed by the Internal Revenue Service. The ceiling was $17,500 for 2014 and increased to $18,000 for 2015 and 2016. However, if a participant is age 50 or over, the ceiling was $23,000 for 2014 and increased to $24,000 for 2015 and 2016.

Participants' accounts, including all salary reduction contributions, employer matching contributions, and the earnings thereon, are at all times fully vested and nonforfeitable. Participants’ accounts within the Retirement Savings Account are 100% vested following five years of service for all pre-January 1, 2007 employer contributions, and following three years of service for all employer contributions thereafter. Forfeitures may be used to reduce Company contributions. Forfeitures amounted to $28,294 and $31,005 for the years ended December 31, 2015 and 2014, respectively. Unused forfeitures amounted to $5 and $8,543 at December 31, 2015 and 2014, respectively.

Employer Matching Contributions:

Employer matching contributions are invested in a fund consisting primarily of the common stock of National Fuel Gas Company (National Fuel Gas Company ESOP Fund). This fund also maintains a small cash position in the Vanguard Prime Money Market Fund and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends. A separate account is maintained for each participant showing his/her interest in this fund.

Participants may exchange all or a portion of their National Fuel Gas Company common stock (National Fuel Gas Company ESOP Fund) for an interest in another fund.

Distributions, Notes Receivable from Participants and Withdrawals:

Plan participants (or their beneficiaries) may receive distributions from the Plan upon death, retirement, disability or other termination, in accordance with a qualified domestic relations order, or in the event of hardship, subject to the Plan's limitations and restrictions. In certain cases, participants may postpone receipt of Plan distributions.

Plan participants may borrow from their accounts in accordance with certain Plan rules. The loans are collateralized by the participant’s account. Such loans are shown on the Statements of Net Assets Available for Benefits as Notes Receivable from Participants. Notes Receivable from Participants are valued at their unpaid principal balances. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Former Thrift Plan Participants may, at any time, withdraw the entire value of those amounts transferred to the Plan.

Participant Accounts:

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution, (b) Plan earnings, and (c) investment fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Administration:

A Tax-Deferred Savings Plan Committee appointed by the Chief Executive Officer of National Fuel Gas Company is the Administrator of the Plan. The assets of the Plan are held by the Trustee, Vanguard Fiduciary Trust Company (Vanguard).

Plan Termination:

The Company reserves the right in its discretion to amend, suspend, or terminate the Plan at such time as it deems appropriate, subject to the provisions of ERISA. In the event that the Plan is terminated, participants are entitled to all salary reduction contributions, employer matching contributions and earnings thereon within their accounts. Participants with a Retirement Savings Account are entitled to the vested portion of such account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:

The accompanying financial statements are prepared on the accrual basis of accounting.

Reclassification:

Due to the adoption of Accounting Standards Update (ASU) 2015-12, which is discussed below under Recently Issued Accounting Pronouncements, certain prior year amounts have been reclassified to conform with current year presentation.

Investment Valuation and Income Recognition:

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year. Capital gain distributions are included in investment income.

Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, currency and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Administrative Expenses:

Expenses related to administration of the Plan and Trust are borne by the Company. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by a Vanguard investment fund are borne by the participant. Brokerage commissions and similar costs of acquiring or selling securities that are incurred with respect to National Fuel Gas Company common stock held in the National Fuel Gas Company ESOP Fund are paid by the Company. Fees for managing the National Fuel Gas Company ESOP Fund are borne by the participant. Loan origination fees and annual maintenance fees for each loan are also borne by the participant.

Payments of Benefits:

Benefit payments to participants are recorded upon distribution.

Recently Issued Accounting Pronouncements:

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. Management has elected to adopt early and, accordingly, the presentation of the financial statements and notes herein have been changed to reflect such adoption.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015. Parts I and II are to be applied retrospectively. Management has elected to adopt Parts I and II early and, accordingly, the presentation of the financial statements and notes herein have been changed to reflect such adoption.

NOTE 3 – FAIR VALUE MEASUREMENTS

The FASB authoritative guidance regarding fair value measurements establishes a fair value hierarchy and prioritizes the inputs used in valuation techniques that measure fair value. Those inputs are prioritized into three levels. Level 1 inputs are unadjusted quoted prices in active markets for assets or liabilities that the Plan can access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly at the measurement date. Level 3 inputs are unobservable inputs for the asset or liability at the measurement date. The Plan's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investments that were accounted for at fair value on a recurring basis as of December 31, 2015 and December 31, 2014. The Plan’s investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. For the years ended December 31, 2015 and December 31, 2014, no transfers in or out of Level 1 or Level 2 occurred.

Recurring Fair Value Measures:	At Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Investments:
National Fuel Gas Company ESOP Fund	$—	$95,454,623	$—	$95,454,623
Mutual Funds	150,147,022	—	—	150,147,022
	$150,147,022	$95,454,623	$—	$245,601,645
Common/Collective Trust Fund				28,276,518
Total Investments				$273,878,163

Recurring Fair Value Measures:	At Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Investments:
National Fuel Gas Company ESOP Fund	$—	$151,829,716	$—	$151,829,716
Mutual Funds	154,357,634	—	—	154,357,634
	$154,357,634	$151,829,716	$—	$306,187,350
Common/Collective Trust Fund				30,528,956
Total Investments				$336,716,306

The fair value of the National Fuel Gas Company ESOP Fund reported in Level 2 is primarily based on the quoted market value of National Fuel Gas Company common stock as well as the value of cash positions, such as money market instruments, and receivables at the close of the Plan year. The mutual funds reported in Level 1 are Securities and Exchange Commission (SEC) registered investments. The fair values of the Plan’s mutual funds are based on quoted market prices as these instruments have active markets.

The Plan invests in investment contracts through a common/collective trust. The common/collective trust fund is stated at fair value as determined by the Vanguard Retirement Savings Trust based on the fair value of the underlying investments.  Its underlying investments in investment contracts are valued at fair value and then adjusted by the issuer to contract value, which represents contributions made less withdrawals plus interest accrued using a crediting rate formula.  The crediting rate is the discount rate that equates the estimated future market value with such portfolio’s current contract value.  Crediting rates are reset quarterly, but cannot fall below zero.  The common/collective trust fund’s underlying investments seek to preserve capital and provide a competitive level of income over time that is consistent with the preservation of capital. For the Plan year ended December 31, 2015, the Plan adopted ASU 2015-07, which removed the requirements to categorize net asset value investments within the fair value hierarchy.

There are not any unfunded commitments whereby the Plan or its participants are required to invest a specified amount of additional capital at a future date to fund investments that will be made by the common/ collective trust. The common/collective trust fund does not have any significant restrictions on redemptions.  Participant-directed redemptions can be made on any business day and do not have a redemption notice period.  Certain events, such as a change in law, regulation, administrative ruling or employer-initiated termination of the common/collective trust, may limit the ability of the Plan to transact the common/collective trust fund at contract value.  The occurrence of any such events is not considered probable as of December 31, 2015.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2015 and 2014.

NOTE 4 - INCOME TAXES

Accounting principles generally accepted in the United States of America require the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (IRS). The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan's annual return/report is subject to examination by the IRS. The IRS determined in a letter dated September 14, 2013 that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code (IRC). While the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 5 - PARTIES-IN-INTEREST

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard. Vanguard acts as trustee for only those investments as defined by the Plan. The Plan also invests in common stock of National Fuel Gas Company. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Notes Receivable from Participants also qualify as party-in-interest.

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to Form 5500:

	2015	2014

Net assets available for benefits per the financial statements	$276,390,417	$339,259,055
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	937,154
Net assets available for benefits per Form 5500	$276,390,417	$340,196,209

The following is a reconciliation of the statement of changes in net assets available for benefits per the financial statements at December 31, 2015 and 2014 to Form 5500:

	2015	2014

Increase (Decrease) in net assets available for benefits per the financial statements	$(62,868,638)	$6,302,912
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(937,154)	136,629
Increase (Decrease) in net assets available for benefits per Form 5500	$(63,805,792)	$6,439,541

SCHEDULE I

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
EIN: 13-1086010 PLAN No. 006
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

	(b) Identity of Issue,	(c) Description of Investment
	Borrower, Lessor	Including Maturity Date, Rate of Interest,		(e) Current
(a)	or Similar Party	Collateral, Par or Maturity Value	(d) Cost	Value

*	National Fuel Gas Company	ESOP Fund (3,158,468 units)	**	$95,454,623

	Mutual Funds:
*	Vanguard Group of Investment Companies	Institutional Index Fund (349,277 units)	**	65,181,999

*	Vanguard Group of Investment Companies	Total Bond Market Index Fund (2,037,579 units)	**	21,679,836

*	Vanguard Group of Investment Companies	STAR Fund (879,465 units)	**	20,482,733

*	Vanguard Group of Investment Companies	Extended Market Index Fund (288,382 units)	**	18,335,340

*	Vanguard Group of Investment Companies	European Stock Index Fund (268,820 units)	**	7,166,742

*	Vanguard Group of Investment Companies	Prime Money Market Fund (6,602,142 units)	**	6,602,142

*	Vanguard Group of Investment Companies	Pacific Stock Index Fund (426,177 units)	**	4,572,884

*	Vanguard Group of Investment Companies	Growth Index Fund (69,885 units)	**	3,827,625

*	Vanguard Group of Investment Companies	Value Index Fund (72,210 units)	**	2,297,721
		Total Vanguard Mutual Funds		150,147,022

	Common/Collective Trust (1):
*	Vanguard Group of Investment Companies	Retirement Savings Trust III (28,276,518 units)	**	28,276,518

*	National Fuel Gas Company Tax-Deferred Savings Plan For Non-Union Employees	Participant Loan Account (Interest rates range from 4.25% to 10.0%)		1,939,168

	TOTAL			$275,817,331
* Denotes known party-in-interest to the Plan.
** Investments are participant directed, thus cost information is not required.

(1)
The audited annual report for the Vanguard Retirement Savings Trust has been filed with the Department of Labor by the Vanguard Fiduciary Trust Company. The entity's tax identification number is 23-2186884.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL FUEL GAS COMPANY
TAX DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
(Name of Plan)

By /s/ D.P. Bauer
D.P. Bauer
Treasurer and Principal Financial Officer

By /s/ K.M. Camiolo
K.M. Camiolo
Controller and Principal Accounting Officer

Date: June 22, 2016

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm